SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549


                              FORM 11-K

           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934


   (Mark One)

      [ X ]  ANNUAL  REPORT PURSUANT  TO  SECTION  15(d)  OF  THE
             SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the fiscal year ended December 31, 1994

                                 OR

      [   ]  TRANSITION REPORT PURSUANT TO  SECTION 15(d) OF  THE
             SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from _____ to _____

   Commission file number 1-8251

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Telephone and Data Systems, Inc.
                      Tax-Deferred Savings Plan
                       30 North LaSalle Street
                             40th Floor
                      Chicago, Illinois  60602

         B.  Name of  issuers of the securities  held pursuant to
             the  plan   and  the  addresses   of  the  principal
             executive office:

                  Telephone and Data Systems, Inc.
                       30 North LaSalle Street
                             40th Floor
                      Chicago, Illinois  60602


                 United States Cellular Corporation
                         8410 West Bryn Mawr
                              Suite 700
                      Chicago, Illinois  60631

                        Required Information


   (a)   Financial Statements

         1.   Audited Statements of Net Assets Available for
              Benefits as of December 31, 1994 and December 31,
              1993.

         2.   Audited Statements of Changes in Net Assets
              Available for Benefits for the year ended
              December 31, 1994, for the three months ended
              December 31, 1993 and for the year ended September
              30, 1993.

         3.   Notes to Financial Statements.

         4.   Schedule I - Schedule of Reportable Transactions

         5.   Schedule II - Assets Held for Investment Purposes


   (b)   Exhibits

         No.           Description
         ---           -----------

          1.  Consent of Independent Public Accountants

                             Signatures



      The Plan.  Pursuant to the requirements of the Securities
   Exchange Act of 1934, the trustees have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                    TELEPHONE AND DATA SYSTEMS, INC.
                       TAX-DEFERRED SAVINGS PLAN



                             By     /s/ LeRoy T. Carlson, Jr.
                                _________________________________
                                LeRoy T. Carlson, Jr., Trustee

                                    /s/ C. Theodore Herbert
                                _________________________________
                                C. Theodore Herbert, Trustee

                                    /s/ Ronald D. Webster
                                _________________________________
                                Ronald D. Webster, Trustee

                                    /s/ Michael G. Hron
                                _________________________________
                                Michael G. Hron, Trustee




   Dated:  June 28, 1995

                    Independent Auditor's Report




   To the Trustees of:
                TELEPHONE AND DATA SYSTEMS, INC.
                TAX-DEFERRED SAVINGS PLAN
                Chicago, Illinois



      We have audited the accompanying statements of net assets available for benefits of the TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the year ended December 31, 1994, the three-month period ended December 31, 1993, and the year ended September 30, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, the three-month period ended December 31, 1993, and the year ended September 30, 1993 in conformity with generally accepted accounting principles.


                                              McGladrey & Pullen, LLP


   Madison, Wisconsin
   June 2, 1995

                           TELEPHONE AND DATA SYSTEMS, INC.
                              TAX-DEFERRED SAVINGS PLAN

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                  December 31, 1994

                                             Participant Directed
                            -----------------------------------------------------
                               TDS        USCC                             ANB
                              Common     Common    Fidelity   Vanguard     S&P
                              Stock      Stock      Growth      GNMA    500 Index
                            ---------  ---------  ---------  ---------  ---------
    ASSETS

    Investments, at fair
    value:
     Common stock           $8,536,031 $3,462,886 $        0 $        0 $        0
     Mutual funds                    0          0  2,255,815    543,235  2,065,455
                            ---------  ---------  ---------  ---------  ---------
                            $8,536,031 $3,462,886 $2,255,815 $  543,235 $2,065,455
                            ---------  ---------  ---------  ---------  ---------

    Receivables:
     Plan loans             $        0 $        0 $        0 $        0 $        0
     Employer
      contributions                  0          0          0          0          0
     Participant
      contributions              3,306      1,924      1,885        455      1,228

     Accrued interest and
      dividends                    683        400        379         93        259
     Other receivables          12,085      4,936     63,287     19,575     61,117
                             ---------  ---------  ---------  ---------  ---------
                            $   16,074 $    7,260 $   65,551 $   20,123 $   62,604
                             ---------  ---------  ---------  ---------  ---------
    Cash                    $  185,139 $   88,723 $    8,377 $   11,181 $  (36,329)
                             ---------  ---------  ---------  ---------  ---------

     Total assets           $8,737,244 $3,558,869 $2,329,743 $  574,539 $2,091,730
                            ---------  ---------  ---------  ---------  ---------
    LIABILITIES
    Accounts Payable        $    2,533 $    1,763 $      576 $      572 $    1,558
                            ---------  ---------  ---------  ---------  ---------
     Total liabilities      $    2,533 $    1,763 $      576 $      572 $    1,558
                            ---------  ---------  ---------  ---------  ---------

    NET ASSETS AVAILABLE    $8,734,711 $3,557,106 $2,329,167 $  573,967 $2,090,172
    FOR BENEFITS            =========  =========  =========  =========  =========


                            Participant
                             Directed               Company Match
                            ----------            ------------------
                              LaSalle                 TDS      USCC
                              Income                Common    Common
                               Plus       Loans      Stock     Stock     Total
                            ---------- ---------  ----------  ------- -----------
    ASSETS
    Investments, at fair
    value:
     Common stock          $        0  $        0 $  979,372 $120,717 $ 13,099,006
     Mutual funds           2,238,363           0          0        0    7,102,868
                            ---------- ---------  ---------- -------  -----------
                           $2,238,363  $        0 $  979,372 $120,717 $ 20,201,874
                            ---------- ---------  ---------- -------  -----------


    Receivables:
     Plan loans            $        0  $  470,141 $        0 $      0 $    470,141
     Employer
      contributions                 0           0    524,082  135,360      659,442
     Participant
      contributions               986           0          0        0        9,784

     Accrued interest and
      dividends                11,916           0          0        0       13,730
     Other receivables         79,633           0          0        0      240,633
                            ---------- ---------  ---------- -------  -----------
                           $   92,535  $  470,141 $  524,082 $135,360 $  1,393,730
                            ---------- ---------  ---------- -------  -----------
    Cash                   $  (74,813) $        0 $    1,631 $    814 $    184,723
                            ---------- ---------  ---------- -------  -----------

     Total assets          $2,256,085  $  470,141 $1,505,085 $256,891 $ 21,780,327
                            ---------- ---------  ---------- -------  -----------
    LIABILITIES
    Accounts Payable        $      681 $        0 $        0 $      0 $      7,683
                            ---------- ---------  ---------- -------  -----------
     Total liabilities      $      681 $        0 $        0 $      0 $      7,683
                            ---------- ---------  ---------- -------  -----------


    NET ASSETS AVAILABLE    $2,255,404 $  470,141 $1,505,085 $256,891 $ 21,772,644
    FOR BENEFITS            ========== =========  ========== =======  ===========

   The accompanying notes are an integral part of these financial statements.

                           TELEPHONE AND DATA SYSTEMS, INC.
                              TAX-DEFERRED SAVINGS PLAN

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                  December 31, 1993

                                       Participant Directed
                            ------------------------------------------
                               TDS        USCC       ANB      LaSalle
                              Common     Common     S & P      Income
                              Stock      Stock    500 Index     Plus      Loans
                            ---------  ---------  ---------  ---------  ---------
    ASSETS

    Investments, at fair
    value:
     Common stock           $8,888,981 $3,055,745 $        0 $        0 $       0
     Mutual funds                    0          0  2,291,880  2,187,403         0
                            ----------  ---------  ---------  ---------  ---------
                            $8,888,981 $3,055,745 $2,291,880 $2,187,403 $       0
                            ----------  ---------  ---------  ---------  ---------

    Receivables:
     Plan loans             $        0 $        0 $        0 $        0 $ 363,999
     Employer
      contributions                  0          0          0          0         0
    Participant
      contributions              8,435      1,773      4,402        792         0

     Accrued interest and
      dividends                    445        171        170     10,622         0
     Other receivables              55          8         28          0         0
                            ---------  ---------  ---------  ---------  ---------
                            $    8,935 $    1,952 $    4,600 $   11,414 $ 363,999
                            ---------  ---------  ---------  ---------  ---------
    Cash                    $  136,777 $   87,832 $   59,622 $   47,738 $       0
                            ---------  ---------  ---------  ---------  ---------

     Total assets           $9,034,693 $3,145,529 $2,356,102 $2,246,555 $ 363,999
                            ---------  ---------  ---------  ---------  ---------
    LIABILITIES
    Accounts Payable        $      496 $        7 $    1,708 $        0 $       0
                            ---------  ---------  ---------  ---------  ---------
     Total liabilities      $      496 $        7 $    1,708 $        0 $       0
                            ---------  ---------  ---------  ---------  ---------

    NET ASSETS AVAILABLE    $9,034,197 $3,145,522 $2,354,394 $2,246,555 $ 363,999
    FOR BENEFITS            =========  =========  =========  =========  =========



                                Company Match
                              -----------------
                                TDS        USCC
                              Common      Common
                               Stock       Stock       Total
                            ----------    -------  -----------
    ASSETS
    Investments, at fair
    value:
     Common stock           $1,109,585  $ 113,155  $  13,167,466
     Mutual funds                    0          0      4,479,283
                            ----------  ---------- -------------
                            $1,109,585  $ 113,155  $  17,646,749
                            ----------  ---------- -------------


    Receivables:
     Plan loans             $        0  $       0  $     363,999
     Employer
      contributions             51,242     30,198         81,440
     Participant
      contributions                  0          0         15,402

     Accrued interest and
      dividends                      0          0         11,408
     Other receivables               0          0             91
                            ----------  ---------- -------------
                            $   51,242  $  30,198  $     472,340
                            ----------  ---------- -------------
    Cash                    $     (711) $    (716) $     330,542
                            ----------  ---------- -------------

     Total assets           $ 1,160,116 $ 142,637  $  18,449,631
                            ----------  ---------- -------------
    LIABILITIES
    Accounts Payable        $         0 $       0  $       2,211
                            ----------  ---------- -------------
     Total liabilities      $         0 $       0  $       2,211
                            ----------  ---------- -------------


    NET ASSETS AVAILABLE    $ 1,160,116 $ 142,637  $  18,447,420
    FOR BENEFITS            ==========  ========== =============

   The accompanying notes are an integral part of these financial statements.

                           TELEPHONE AND DATA SYSTEMS, INC.
                              TAX-DEFERRED SAVINGS PLAN

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                  December 31, 1994

                                            Participant Directed
                            -----------------------------------------------------
                               TDS       USCC                              ANB
                              Common    Common    Fidelity   Vanguard      S&P
                              Stock      Stock     Growth      GNMA     500 Index
                           ---------   --------- ---------   --------  ---------
    Investment Income:

     Net appreciation
     (depreciation) in
     fair value of
     investments           $ (902,175) $(70,785) $ (57,288)  $(38,783) $ (23,721)
     Interest                   6,640     3,629      3,300        813      2,287
     Dividends                 63,404         0     37,262     32,812     55,449
                           ---------   --------- ---------   --------- ----------
                           $ (832,131) $(67,156) $ (16,726)  $ (5,158) $  34,015

     Less investment
     expenses                  (1,223)     (274)      (131)       (21)    (6,071)
                           ---------   --------- ---------   --------- ----------
                           $ (833,354) $(67,430) $ (16,857)  $ (5,179) $  27,944
                           ---------   --------- ---------   --------- ----------
    Contributions
     Employer              $        0  $      0  $       0   $      0  $       0
     Participants           1,636,203   884,949    812,428    198,789    571,878
     Participant fund
     transfers                 41,249    47,879     44,098      5,319     20,029
     Forfeitures                    0         0          0          0          0
     Transfers between
     investments             (772,973) (290,063) 1,559,492    393,569   (697,097)
                           ----------  --------- ---------   --------- ----------
                           $   904,479 $642,765  $2,416,018  $597,677  $(105,190)
                           ----------  --------- ----------  --------- ----------
    Total additions        $   71,125  $575,335  $2,399,161  $592,498  $ (77,246)
                           ----------  --------- ----------  --------- ----------
    Benefits paid          $   370,611 $163,751  $  69,994   $ 18,531  $  186,976
                           ----------  --------- ----------  --------- ----------
    Net increase
    (decrease)             $ (299,486) $411,584  $2,329,167  $573,967  $(264,222)

    Net assets available
    for benefits
     Beginning of year     $ 9,034,197 $3,145,522 $      0   $      0  $2,354,394
                           ----------  --------- ----------  --------- ----------
     End of year           $ 8,734,711 $3,557,106 $2,329,167 $573,967  $2,090,172
                           ==========  ========= ==========  ========= ==========

                           Participant
                            Directed               Company Match
                           ----------             ------------------
                            LaSalle                  TDS       USCC
                             Income                Common     Common
                              Plus      Loans       Stock     Stock      Total
                          ----------  ---------  ----------  -------  ----------
    Investment Income:
     Net appreciation
     (depreciation) in
     fair value of
     investments          $         0 $       0  $(134,388) $  (5,776)$(1,232,916)

     Interest                   1,664    29,389          3          0      47,725
     Dividends                114,858         0      7,792          0     311,577
                          ----------- ---------  ---------   -------- -----------
                          $   116,522    29,389  $(126,593) $  (5,776)$  (873,614)

     Less investment
     expenses                  (7,158)        0          0          0     (14,878)
                          ----------- ---------  ---------   -------- -----------
                          $   109,364 $  29,389  $(126,593) $  (5,776)$  (888,492)
                          ----------- ---------  ---------   -------- -----------
    Contributions
     Employer             $         0 $       0  $ 524,276  $ 136,382 $   660,658
     Participants             412,228         0          0          0   4,516,475
     Participant fund
     transfers                 12,613         0          0          0     171,187
     Forfeitures                    0         0       (256)      (967)     (1,223)
     Transfers between
     investments             (291,337)   98,409          0          0           0
                          ----------- ---------  ---------   -------- -----------
                          $   133,504 $  98,409 $  524,020  $ 135,415 $ 5,347,097
                          ----------- ---------  ---------   -------- -----------
    Total additions       $   242,868 $ 127,798 $  397,427  $ 129,639 $ 4,458,605
                          ----------- ---------  ---------   -------- -----------
    Benefits paid         $   234,019 $  21,656 $   52,458  $  15,385 $ 1,133,381
                          ----------- ---------  ---------   -------- -----------

    Net increase
    (decrease)            $     8,849 $ 106,142 $  344,969  $ 114,254 $ 3,325,224

    Net assets available
    for benefits
     Beginning of year      2,246,555 $ 363,999 $1,160,116  $ 142,637 $18,447,420
                          ----------- ---------  ---------   -------- -----------
     End of year          $ 2,255,404 $ 470,141 $1,505,085  $ 256,891 $21,772,644
                          =========== =========  =========   ======== ===========

   The accompanying notes are an integral part of these financial statements.

                          TELEPHONE AND DATA SYSTEMS, INC.
                              TAX-DEFERRED SAVINGS PLAN

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                  December 31, 1993

                                     Participant Directed
                          ------------------------------------------
                             TDS       USCC        ANB       LaSalle
                           Common     Common      S & P      Income
                            Stock      Stock    500 Index     Plus        Loans
                         ---------  ---------   ---------  --------    ---------
    Investment Income:

     Net appreciation
     (depreciation) in
     fair value of
     investments         $ (90,581) $  39,077   $  36,268  $       0   $        0
     Interest                1,558        671         641        500        6,220
     Dividends              14,495          0      14,592     30,622            0
     Stock Rights                0     44,613           0          0            0
                         ---------- ---------   ---------  ----------  -----------
                         $ (74,528) $  84,361   $  51,501  $  31,122   $    6,220
     Less investment
     expenses                  (66)       (27)     (1,701)    (1,947)           0
                         ---------- ---------   ---------  ----------  ----------
                         $ (74,594) $  84,334   $  49,800  $  29,175   $    6,220
                         ---------- ---------   ---------  ----------  ----------
    Contributions

     Employer            $       0  $       0   $       0  $       0   $        0
     Participants          409,213    176,257     169,165    131,302            0
     Participant fund
     transfers              15,653      1,475      32,738      7,919            0
     Forfeitures                 0          0           0          0            0
     Transfers between
     investments            79,283     90,969     (77,670)  (100,473)       7,891
                         ---------- ---------   ---------  ----------  ----------
                         $ 504,149  $ 268,701   $ 124,233  $  38,748   $    7,891
                         ---------- ---------   ---------  ----------  ----------
    Total additions      $ 429,555  $ 353,035   $ 174,033  $  67,923   $   14,111
                         ---------- ---------   ---------  ----------  ----------
    Benefits paid        $ 164,552  $  49,386   $  27,415  $ 139,283   $    9,453
                         ---------- ---------   ---------  ----------  ----------

    Net increase
    (decrease)           $ 265,003  $ 303,649   $ 146,618  $ (71,360)  $    4,658

    Net assets available
    for benefits
     Beginning of year   $8,769,194 $2,841,873  $2,207,776 $2,317,915  $  359,341
                         ---------- ---------   ---------  ----------  ----------
     End of year         $9,034,197 $3,145,522  $2,354,394 $2,246,555  $  363,999
                         ========== =========   =========  ==========  ==========

                                Company Match
                              -----------------
                                TDS        USCC
                              Common      Common
                               Stock       Stock       Total
                            ----------    -------  -----------
    Investment Income:
     Net appreciation
     (depreciation) in
     fair value of
     investments            $  (18,370) $    (826) $    (34,432)

     Interest                        0          0         9,590
     Dividends                   1,810          0        61,519
     Stock Rights                    0        498        45,111
                            ----------  ---------  ------------
                            $  (16,560) $    (328) $     81,788
     Less investment
     expenses                        0          0        (3,741)
                            ----------  ---------  ------------
                            $  (16,560) $    (328) $     78,047
                            ----------  ---------  ------------
    Contributions
     Employer               $   51,242  $  29,997  $     81,239
     Participants                    0          0       885,937
     Participant fund
     transfers                       0          0        57,785
     Forfeitures                     0          0             0
     Transfers between
     investments                     0          0             0
                            ----------  ---------  ------------

                            $   51,242  $  29,997  $  1,024,961
                            ----------  ---------  ------------
    Total additions         $   34,682  $  29,669  $  1,103,008
                            ----------  ---------  ------------
    Benefits paid           $   17,712  $   1,847  $    409,648
                            ----------  ---------  ------------
    Net increase (decrease) $   16,970  $  27,822  $    693,360

    Net assets available
    for benefits
     Beginning of year      $1,143,146  $ 114,815  $ 17,754,060
                            ----------  ---------  ------------
     End of year            $1,160,116  $ 142,637  $ 18,447,420
                            ==========  =========  ============

   The accompanying notes are an integral part of these financial statements.

                           TELEPHONE AND DATA SYSTEMS, INC.
                              TAX-DEFERRED SAVINGS PLAN

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            Year Ended September 30, 1993

                                     Participant Directed
                          ------------------------------------------
                             TDS       USCC        ANB       LaSalle
                           Common     Common      S & P      Income
                            Stock      Stock    500 Index     Plus        Loans
                         ---------  ---------   ---------  --------    ---------
    Investment Income:

     Net appreciation
     (depreciation) in
     fair value of
     investments         $2,820,977 $1,139,380  $ 150,646  $       0   $         0
     Interest                3,489      1,311       1,432      1,312        22,282
     Dividends              51,638          0      49,113    120,252             0
                         ---------- ---------   ---------  ----------  -----------
                         $2,876,104 $1,140,691  $ 201,191  $ 121,564   $    22,282

     Less investment
     expenses                  (276)      (109)     (5,879)    (7,173)            0
                         ---------- ---------   ---------  ----------  ----------
                         $2,875,828 $1,140,582  $ 195,312  $ 114,391   $    22,282
                         ---------- ---------   ---------  ----------  ----------
    Contributions
     Employer            $     264  $       0   $       0  $       0   $         0
     Participants        1,340,749    519,159     568,896    522,925             0
     Participant fund
     transfers              26,656    101,142      43,683     17,016             0
     Forfeitures                 0          0           0          0             0
     Transfers between
     investments          (291,667)   (70,493)    148,430    122,644        92,641
                         ---------- ---------   ---------  ----------  ----------

                         $1,076,002 $ 549,808   $ 761,009  $ 662,585   $    92,641
                         ---------- ---------   ---------  ----------  ----------
    Total additions      $3,951,830 $1,690,390  $ 956,321  $ 776,976   $   114,923
                         ---------- ---------   ---------  ----------  ----------
    Benefits paid        $ 268,069  $  61,380   $  89,679  $ 105,387   $     5,244
                         ---------- ---------   ---------  ----------  ----------
    Net increase
    (decrease)           $3,683,761 $1,629,010  $ 866,642  $ 671,589   $   109,679

    Net assets available
    for benefits
     Beginning of year   $5,085,433 $1,212,863  $1,341,134 $1,646,326  $   249,662
                         ---------- ---------   ---------  ----------  ----------
     End of year         $8,769,194 $2,841,873  $2,207,776 $2,317,915  $   359,341
                         ========== =========   =========  ==========  ==========


                                Company Match
                              -----------------
                                TDS        USCC
                              Common      Common
                               Stock       Stock       Total
                            ----------    -------  -----------
    Investment Income:
     Net appreciation
     (depreciation) in
     fair value of
     investments            $  335,565  $  15,474  $  4,462,042

     Interest                        9          0        29,835
     Dividend                    6,317          0       227,320
                            ----------  ---------  ------------
                            $  341,891  $  15,474  $  4,719,197

     Less investment
     expenses                        0          0       (13,437)
                            ----------  ---------  ------------
                            $  341,891  $  15,474  $  4,705,760
                            ----------  ---------  ------------
    Contributions
     Employer               $  159,065  $  82,106  $    241,435
     Participants                    0          0     2,951,729
     Participant fund
     transfers                       0          0       188,497
     Forfeitures                     0          0             0
     Transfers between
     investments                (1,555)         0             0
                            ----------  ---------  ------------
                            $  157,510  $  82,106  $  3,381,661
                            ----------  ---------  ------------
    Total additions         $  499,401  $  97,580  $  8,087,421
                            ----------  ---------  ------------
    Benefits paid           $   28,018  $   2,278  $    560,055
                            ----------  ---------  ------------
    Net increase (decrease) $  471,383  $  95,302  $  7,527,366

    Net assets available
    for benefits
     Beginning of year      $  671,763  $  19,513  $ 10,226,694
                            ----------  ---------  ------------
     End of year            $1,143,146  $ 114,815  $ 17,754,060
                            ==========  =========  ============

   The accompanying notes are an integral part of these financial statements.

                           Telephone and Data Systems, Inc.
                              Tax-Deferred Savings Plan

                            Notes to Financial Statements


   1. PLAN DESCRIPTION

      The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      A. General:

         The Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the
         Plan), a contributory tax-exempt profit-sharing plan, qualifies under
         Section 401 and 501 of the Internal Revenue Code, and is subject to and files reports under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan (together with Social Security, any other tax qualified retirement plan or plans maintained by the Company and personal savings) provides for the livelihood of the employees of Telephone and Data Systems, Inc. and its participating subsidiaries upon their retirement or other separation from service.

         The Plan is administered by four trustees appointed by TDS. The trustees are authorized to invest Plan assets as directed by the participants, except in the case of the company match which is invested in TDS Common Stock and USCC Common Stock. Up to now, all administrative, recordkeeping, and auditing fees have been borne by TDS.

      B. Eligibility and Vesting:

         Employees age 21 and older are generally eligible to participate after completing one year of service. Participation is completely voluntary. An employee may become a participant in the Plan on the first calendar quarter after meeting the eligibility requirements and upon completing the Deferral Election form.

         Employees' personal contributions and any investment earnings/losses on the personal contributions are always 100% vested. Employer matching contributions are subject to a three-year graded vesting schedule. Participants vest one-third in all employer matching contributions for each year of service they complete. A participant becomes 100% vested in employer contributions after three years of service, or upon retirement, death, or disability.

      C. Participant Accounts:

         Each participant's account is credited with the participant's contribution and allocation of (a) the employer s contribution and (b) Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   Tax-Deferred Savings Plan
   Page 2


      D. Contributions:

         Participants may defer 1% to 15% (in whole increments) of their salary on a per pay period basis.

         The Plan provides for an annual employer matching contribution to each participant employed by the Company as of December 31 provided the participant has completed at least 1,000 hours of service during the period from January 1 to December 31. Employer matching contributions are credited to participant accounts as of December 31 of each year. Effective January 1, 1994, the employer matching contribution for each participant is $.20 per $1.00 for the first 6% of salary deferral contributions.

         Effective July 1, 1992, employer contributions of United States Cellular Corporation are made in USCC Common Stock. All other employer contributions are made in TDS Common Stock.

         Employees may invest their personal contributions in one or more of the following funds: TDS Common Stock Fund, USCC Common Stock Fund, ANB S&P 500 Index Fund, LaSalle Income Plus Fund, Vanguard GNMA Fund (effective January 1, 1994), or Fidelity Advisor Equity Growth Institutional Fund (effective January 1, 1994). Also, effective January 1, 1994, participants are able to invest contributions in the six funds in increments of 5%.

      E. Payment of Benefits:

         If a participant retires or terminates service for any reason, the Plan Administrator shall provide for the distribution of a participant's account balance in one lump sum or periodic payments.

      F. Plan Loans:

         The Plan loan provision allows employees with account balances to borrow from their account and repay their account with interest through payroll deductions. Loans may be taken for purposes of: buying, constructing, or rehabilitating a primary residence; non-reimbursable medical expenses; education expenses; or expenses arising out of other emergency financial needs. Employees may borrow the greater of (a) 100% of their salary reduction and rollover account balances up to $10,000 or (b) 50% of their salary reduction and rollover account balances limited to $50,000. The minimum loan amount is $1,000 or the entire salary reduction and rollover account balance, if less. The repayment period on the loan can range from one to five years. The rate of interest is a reasonable rate of interest set by the Trustees at the beginning of each calendar quarter. A reasonable rate of interest is a rate that provides the Plan with a return commensurate with the interest rates charged by persons engaged in the business of lending money for loans made in similar circumstances.

      G. Change in Plan Year End:

         Effective October 1, 1993, the Plan's Fiscal year, October 1 to September 30, changed to a calendar year, January 1 to December 31.
         The period October 1, 1993 to December 31, 1993 constituted a plan year for purposes of vesting and contribution.

   Tax-Deferred Savings Plan
   Page 3


      H. Direction of Contributions to the Investment Funds:

         Effective January 1, 1994, participants have the opportunity to direct their existing salary reduction and rollover account balances to one set of funds, and future salary reduction contributions to a different set of investment funds.

   2. VALUATION OF INVESTMENTS

      Market value of investments was determined as of December 31, 1994 and December 31, 1993 as follows: at the latest price from the funds themselves for the ANB S&P 500 Index Fund, the LaSalle Income Plus Fund, the Vanguard GNMA Fund, and the Fidelity Advisor Equity Growth Fund. TDS Common Stock and USCC Common Stock are valued at the latest bid price from published sources.

   3. PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested.

   4. INVESTMENTS

      A. The Plan's investments are held by bank-administered trust funds, registered investment companies, and in Telephone and Data Systems, Inc. and United States Cellular Corporation Common Stock.

      B. Description of Elective Investments:

         The TDS Common Stock Fund is made up of TDS Common Shares. There were approximately 1,662 participants in this fund.

         The USCC Common Stock Fund is made up of USCC Common Shares. There were approximately 1,185 participants in this fund.

         The ANB S&P 500 Index Fund is a pooled investment fund invested in 499 of the stocks in the S&P 500 with each stock owned and maintained at a portfolio weighting that is virtually identical to its weighting in the composite. There were approximately 875 participants in this fund.

         The LaSalle Income Plus Fund is a pooled investment fund invested in short-term securities, consisting mainly of Guaranteed Investment Contracts. There were approximately 697 participants in this fund.

         The Vanguard GNMA Fund invests its assets mainly in Government National Mortgage Association (GNMA) Certificates, which are mortgage-backed securities representing part ownership of a pool of mortgage loans. There were approximately 425 participants in this fund.

   Tax-Deferred Savings Plan
   Page 4


         The Fidelity Advisor Equity Growth Institutional Fund has the objective of long-term capital appreciation. It invests primarily in common and preferred stocks and convertible securities of companies with above-average earnings or sales growth. There were approximately 841 participants in this fund.

      C. Effective April 1, 1995, the Plan offers two additional investment options. The new funds are the API Common Stock Fund and the Warburg, Pincus International Equity Fund.

   5. INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated October 13, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

   6. FAIR VALUE OF INVESTMENTS

      See page 5.

   Tax-Deferred Savings Plan
   Page 5
                              Fair Value of Investments


                                  December 31, 1994        December 31, 1993
                                --------------------- ----------------------
                                 Number of     Fair     Number of   Fair
                                  Shares      Value      Shares     Value
                                ----------- ---------- --------------------

   Investments at Fair Value
      as Determined by Quoted
      Market Price
      Common Stocks
        Telephone and Data
         Systems, Inc.

           Investment             185,063  $ 8,536,031   170,532 $ 8,888,981
           Match                   21,233      979,372    21,287   1,109,585

        United States
          Cellular Corp.
           Investment             105,737    3,462,886    87,307   3,055,745
           Match                    3,686      120,717     3,233     113,155
                                           -----------           -----------
                                           $13,099,006           $13,167,466
                                           -----------           -----------

   Investments at Fund Quoted Value
      Mutual Funds

        American National Bank
           S&P 500 Index           14,486  $ 2,065,455    16,294 $ 2,291,880

        LaSalle Income
           Plus Fund            2,238,363    2,238,363 2,187,403   2,187,403
        Vanguard GNMA Fund         56,705      543,235       N/A         N/A
        Fidelity Advisor Fund      78,957    2,255,815       N/A         N/A
                                           -----------           -----------
                                           $ 7,102,868           $ 4,479,283
                                           -----------           -----------

      Total Investments at
           Fair Value                      $20,201,874           $17,646,749
                                           ===========           ===========

   The Plan's investments (including investments sold and held during the year) depreciated in value by $1,232,916 during the year ended December 31, 1994, depreciated in value by $34,432 during the 3 months ended December 31, 1993 and appreciated in value by $4,462,042 during the year ended September 30, 1993 as follows:
                               Net Change in Fair Value

                               Year Ended     3 Months   Year Ended
                                               Ended
                                12/31/94      12/31/93    09/30/93
                             -------------  -----------  ----------

    Investments at Fair
    Value as Determined by
    Quoted Market Price
     Common Stocks           $  (1,113,124) $   (70,700) $4,311,396

    Investments at Fund
    Quoted Value
     Mutual Funds                 (119,792)      36,268     150,646

       Net Change in Fair
        Value                $  (1,232,916) $   (34,432) $4,462,042

   Independent Auditor's Report


   To the Trustees of:

                TELEPHONE AND DATA SYSTEMS, INC.
                TAX-DEFERRED SAVINGS PLAN
                Chicago, Illinois


   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Reportable Transactions and Assets Held for Investment Purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           McGladrey & Pullen, LLP


   Madison, Wisconsin
   June 2, 1995

                           Telephone and Data Systems, Inc.
                              Tax-Deferred Savings Plan

                                      Schedule I
                           For Year Ended December 31, 1994




   Schedule of Reportable Transactions


                     Total                  Total                         Gain
   Description     Number of   Amount of   Number   Amount of Cost of    (Loss)
 of the Security   Purchases   Purchases  of Sales    Sales    Sales    On Sales
 --------------    ---------   --------- -------------------- -------   --------


LaSalle Income Plus    22       $500,399       8    $449,440  $449,440  $     0

TDS Common Stock
  Investment           10      1,265,940       6     716,715   444,614  272,101

TDS Common Stock
  Match                 3         56,511      11      52,336    38,565   13,771

USCC Common Stock
  Investment           12        713,731       2      54,889   180,739 (125,850)

USCC Common Stock
   Match                5         32,230       7      18,892    20,052   (1,160)

ANB S&P 500 Index      16        290,125      13     492,830   416,628   76,202

Fidelity               16      2,313,102       0           -         -        -

Vanguard GNMA          25        653,790       2      71,771    75,115   (3,344)

                           Telephone and Data Systems, Inc.
                              Tax-Deferred Savings Plan

                                     Schedule II




   Assets Held for Investment Purposes

                                       December 31, 1994   December 31, 1993
                                       -----------------   ------------------

                                       Number    Value       Number   Value
   Common Stocks                         of       Per          of      Per
   -------------                        Units     Unit       Units     Unit
                                       -------   ------     -------  -------
     Telephone and Data Systems, Inc.
      Common Shares, $1 par value
      - Investment                    185,063  $46.125     170,532  $52.125
      - Match                          21,233   46.125      21,287   52.125

     United States Cellular Corporation
      Common Shares, $1 par value
      - Investment                    105,737    32.75      87,307    35.00
      - Match                           3,686    32.75       3,233    35.00

   Mutual Funds

     ANB S&P 500 Index Fund            14,486   142.58      16,294   140.66

     LaSalle National Bank
      Income Plus Fund              2,238,363     1.00   2,187,403     1.00

     Vanguard GNMA Fund                56,705     9.58         N/A      N/A

     Fidelity Advisor Fund             78,957    28.57         N/A      N/A